                                    Filed by:Carey Institutional Properties Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended

                                        Subject Company:Carey Institutional Inc.
                                                    Commission File No: 0-20116

Cover page:-





The Proposal

The Board of Directors Requests Your Approval of a Proposal to Merge Carey Institutional Properties and Corporate Property Associates 15







The Merger






                    CIP logo W. P. Carey logo CPA(R):15 logo






THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PROSPECTUS MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.

The Properties

Map of properties owned by CIP(R) and CPA(R) :15.



THIS TRANSACTION WILL ALLOW CIP(R) SHAREHOLDERS TO ACHIEVE LIQUIDITY IN AN EFFICIENT MANNER AND REALIZE THE FULL APPRAISED VALUE OF ITS PORTFOLIO.

                                                               -- WM. POLK CAREY

Dear Fellow CIP(R) Shareholders,

      The Board of Directors of Carey Institutional Properties Incorporated (CIP(R)) has approved a plan to provide liquidity to its shareholders. This transaction will allow CIP(R) to achieve liquidity in an efficient manner and realize the full appraised value of its portfolio, which has been appraised at $13.90 per share versus its original offering price of $10.00 per share. Under a plan approved by the Boards of CIP(R) and Corporate Property Associates 15 (CPA(R):15), an affiliated REIT managed by W. P. Carey & Co. LLC, CIP(R) will transfer those of its properties with longer remaining lease periods, averaging 12 years, to CPA(R):15 in a merger. Immediately prior to the merger, CIP(R) will sell a portion of its portfolio to its advisor, W. P. Carey & Co. LLC, for cash. The properties sold to W. P. Carey are on leases with shorter remaining terms, with an average of approximately four years. We believe that the combination achieves two objectives in one transaction; the fair and efficient liquidation of CIP(R) and the growth and enhancement of CPA(R):15's portfolio.

      When the merger is completed, each CIP(R) shareholder will receive, for each share that he or she owns, a special distribution of $3.00 and the choice either cash in the amount of $10.90 per share of CIP(R) (which would be taxable) or 1.09 shares of newly issued CPA(R): 15 stock (which would be a tax-free exchange). Shareholders of CIP(R) on the record date, June 28, 2004 may vote; only shareholders of record as of June 4, 2004 may elect cash in the merger.

      We believe the transaction provides the following benefits:

      - CIP(R) will efficiently achieve the full appraised value of its portfolio.

      - CIP(R) shareholders have the ability to control the timing of their capital gains recognition:


            o Those seeking liquidity may elect to receive cash in a taxable transaction.

            o Those looking to continue their investment have the opportunity to elect shares in CPA(R): 15 in a tax-free exchange.

      - CIP(R) shareholders will have the option to continue to own an interest in an entity managed by W. P. Carey.

      - Post-merger CPA(R): 15, which is similar in its investment objectives to CIP(R), will be broadly diversified, with a strong balance sheet and credit quality.

      - Each CIP(R) shareholder will receive a special distribution of $3.00 per share and either cash in the amount of $10.90 per share of CIP(R) or 1.09 shares of newly issued CPA(R): 15 stock for each CIP(R) share that he or she owns.

      CPA(R):15 will issue up to approximately 31.5 million shares of CPA(R):15 common stock to CIP(R)'s shareholders in the merger if all CIP(R) shareholders elect to receive CPA(R):15 shares. These 31.5 million newly issued shares of CPA(R):15 common stock would represent approximately 22.8% of the CPA(R):15 stock outstanding after the merger. The combined company will be managed by CIP(R)'s and CPA(R):15's current advisor, W. P. Carey & Co. LLC.

      Those investors choosing shares and exchanging each share of CIP(R) for
1.09 shares of CPA(R): 15 will realize an annualized yield on the remaining $7.00 of invested capital (after the $3.00 per share special distribution) of 9.79% (based on CPA(R):15's current annualized distribution of $.6286 per share, to be paid on July 15).

      We have been committed over the years to serving our shareholders. Your vote is very important regardless of the number of shares you own. We believe that this transaction is in the best interests of our shareholders and we urge you to vote FOR the merger proposal.

      The enclosed document provides you with detailed information about the proposed merger and the scheduled shareholders' meeting. You are urged to vote by telephone, Internet or mail as promptly as possible. A special meeting of shareholders of CIP(R), will be held on August 24, 2004, at 10:00 a.m., (EDT), at the New York Hilton Hotel, New York, New York to vote on the merger.

      WE ENCOURAGE YOU TO CAREFULLY READ THE ENTIRE DOCUMENT INCLUDED WITH THIS BROCHURE AS IT CONTAINS IMPORTANT INFORMATION REGARDING THE MERGER. In particular, please see the section entitled "RISK FACTORS" beginning on page 21 of the enclosed document for a discussion of the risks associated with the merger. IF YOU NEED ADDITIONAL COPIES OF THIS BROCHURE, THE ENCLOSED PROXY STATEMENT OR OUR OTHER REGULATORY FILINGS, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY, BY E-MAIL AT CIP@WPCAREY.COM OR VISIT US ONLINE AT WWW.CAREYINSTITUTIONAL.COM. YOU CAN ALSO DOWNLOAD OUR FILINGS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV/ EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML.

      We have attempted to anticipate any questions you may have and to answer them in the pages that follow. However, if you have any additional questions regarding this proxy solicitation statement or the proposed merger, or if you need assistance with completing the proxy card, please feel free to contact Georgeson Shareholder Communications, Inc., which has been retained to answer any questions. You can reach them at their toll-free number 1-888-999-9402.



      With best regards,

Wm. Polk Carey            Gordon F. DuGan             Edward V. LaPuma
Chairman                  Vice Chairman               President

THE BENEFITS & RISKS

THE BENEFITS:

      - The transaction provides an efficient way for shareholders to realize the full appraised value of their investment.

      - Investors have the ability to control the timing of the recognition of capital gains by choosing either cash or CPA(R):15 shares in exchange for their CIP(R) shares.

      - CIP(R)'s shareholders who do not wish to receive shares of CPA(R):15 or have a more immediate need for liquidity have the opportunity to elect a cash alternative.

      - After the combination, CPA(R):15 will have greater geographic diversification and greater tenant diversification than CIP(R), which could provide the combined company with greater cash flow stability.

      - CIP(R) shareholders who elect to receive CPA(R): 15 shares in the merger will have an opportunity to share in any future stock price appreciation of CPA(R):15.

THE RISKS:

      - There are challenges inherent in the combination of two business enterprises the size of CIP(R) and CPA(R):15 and management attention may be diverted for an extended period of time addressing these challenges.

      -     There is risk that shares of CPA(R):15 are not worth $10 per share.

      - W. P. Carey & Co. LLC, the advisor to CIP(R) and CPA(R):15, will be paid certain fees in connection with the merger.

      - A different liquidity alternative could ultimately prove to be more beneficial to shareholders than the merger, or could provide more value to CIP(R) shareholders.

      - Because the exchange ratio is fixed, a decline in the value of CPA(R):15's common stock, unmatched by a similar decline in the value of CIP(R) shares, or an increase in the value of CIP(R) shares without a similar increase in the value of CPA(R):15 shares, between the date of the appraisal and the closing of the transaction, reduces the value of the consideration to be received by CIP(R)'s shareholders in the merger.

      -     The anticipated benefits of the merger may not be realized.

QUESTIONS & ANSWERS

Q: Why am I receiving these materials?

A: The board of CIP(R) has proposed a liquidity transaction that would result in CIP(R) shareholders receiving $13.90 per share. CIP(R) and CPA(R): 15 have entered into a merger agreement in which CIP(R) would merge into CPA(R): 15. If the merger is approved by shareholders, then immediately prior to the merger, CIP(R) will sell 17 of its properties to W. P. Carey & Co. LLC for cash and pay a special distribution of $3.00 per share to all CIP(R) shareholders. In addition, CIP(R) shareholders have the opportunity to elect either another $10.90 per share in cash, which is taxable, or 1.09 shares of CPA(R): 15 for each CIP(R) share, in a tax-free exchange. We are sending you these materials to help you decide how to vote.



Q: Why is CIP(R) proposing to enter this transaction?

A: CIP(R)'s board of directors believes that the sale of certain properties to
W. P. Carey & Co. and the subsequent merger into CPA(R): 15 provides an excellent opportunity for CIP(R) and its shareholders to achieve the fair and efficient liquidation of CIP(R)'s portfolio at full appraised value, while maximizing flexibility for shareholders.

      Management believes that while the time for considering liquidity alternatives has been reached, there are many shareholders that would prefer to continue to hold an interest in a portfolio of net leased real estate managed by
W. P. Carey and to delay the taxation of any capital gains for as long as possible. This belief is based primarily on transactions involving prior managed entities: when given a choice between receiving cash in a taxable transaction or receiving an interest in an entity managed by W. P. Carey in a tax-free exchange, an overwhelming majority of shareholders elected to receive an interest in the W. P. Carey-managed entity. Management has designed the proposed liquidity strategy to balance the interests of all shareholders by offering a choice that it is in a unique position to offer.

Q: What is the tax impact of the merger to CIP(R) shareholders?

A: The special cash distribution of $3.00 per share that will be paid to all CIP(R) shareholders in consideration for the 17 properties being sold to W. P. Carey & Co. LLC will largely be taxed as long-term capital gains. In addition, CIP(R) shareholders may elect $10.90 in cash or 1.09 shares of CPA(R): 15 for their shares:

      RECEIPT OF CASH: CIP(R) shareholders electing cash will realize a long-term capital gain on the difference between the amount of cash they receive and their adjusted tax basis in CIP(R) immediately prior to the gain.

      RECEIPT OF SHARES OF CPA(R):15: CIP(R) share-holders electing CPA(R): 15 shares will not recognize any gain or loss in the exchange. Their tax basis will be carried over from their investment in CIP(R).

      Shareholders should refer to the "Material United States Federal Income Tax Considerations" section of the proxy, which begins on page 75, for additional information regarding the tax consequences of this merger. Investors should also consult their tax advisor with any question specific to their investment.

Q: What fees are being paid by CIP(R) to the advisor in connection with the merger?

A: W. P. Carey & Co. LLC will receive certain fees in connection with the merger. Pursuant to the Advisory Agreement with CIP(R), the advisor is entitled to receive a subordinated disposition fee upon sale of CIP(R)'s properties, provided shareholders have received total distributions of 100% of their initial investment plus a 6% cumulative return. W. P. Carey is also entitled to receive a subordinated incentive fee, payable provided that shareholders have received a total of 100% of their initial investment plus a preferred cumulative return of 8%. CPA(R): 15 will also pay certain fees to W. P. Carey. Please see the "Conflicts of Interest" section of the proxy statement for more information regarding fees.

Q: How was the value of the CIP(R) shares determined?

A: To determine the value of each CIP(R) share, the CIP(R) board engaged an independent appraisal firm to appraise CIP(R)'s real estate assets. The appraised value of CIP(R)'s assets was then reduced by the amount of debt and other liabilities of CIP(R), and divided by the number of shares of CIP(R) common stock outstanding to arrive at an appraised value of $13.90 per share.

Q: How was the value of CPA(R) :15 shares determined?

A: The value of each CPA(R): 15 share to be issued in the merger is based on the latest sale price of CPA(R): 15's shares, which is $10.00 per share.

Q: If a CIP(R) shareholder elects to receive shares of CPA(R):15 in the merger, what will be the ongoing rate of return on his or her investment?

A: The annualized rate of return on the original $10.00 per share investment made by CIP(R) shareholders increased from 7.1% to 8.6% over the life of the fund. After receiving the special distribution of $3.00 per share and exchanging each share of CIP(R) for 1.09 shares of CPA(R): 15, the annualized yield on the remaining $7.00 of invested capital equates to 9.79% (based on CPA(R): 15's current annualized distribution of $.6286 per share, to be paid on July 15).

Q: What vote of the CIP(R) shareholders is required to approve the merger?

A: In order to complete the merger, holders of two-thirds of the outstanding shares of CIP(R) common stock must approve the merger. A vote to approve the merger will constitute a vote in favor of both the merger and the implementation of an alternate structure which may be necessary to achieve the desired tax treatment. CPA(R): 15 shareholders must also vote on and approve the merger.

Q: How do I vote?

A: After you have read the proxy statement carefully, please indicate on the enclosed proxy card how you want to vote, or submit your proxy by telephone or the Internet. If you vote FOR the merger proposal, you must indicate whether you would like to receive shares of CPA(R): 15 stock or cash in exchange for your shares of CIP(R) stock in the merger. You have the choice of voting by mail, telephone or the Internet:

      BY MAIL: Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or

      BY TELEPHONE: 1-888-999-9402, or

      BY INTERNET: www. proxy.georgeson.com

      You should indicate your vote now, even if you expect to attend the special meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy and changing your votes at any time before the vote at the special meeting and will ensure that your shares are voted if you later find you cannot attend the special meeting. In addition, shareholders who have not voted prior to the meeting date may be contacted by Georgeson Shareholder Communications to assist the company in attaining quorum. Voting against the merger, or failure to vote will automatically be deemed an election to receive CPA(R): 15 stock if the merger is ultimately approved. If you vote but do not indicate a preference to receive CPA(R): 15 stock or cash, you will receive CPA(R): 15 stock if the merger is approved.

Q: What if I want to change my vote?

A: You may change your vote in three ways:

      - by delivering a written notice to the corporate secretary of CIP(R) prior to the special meeting stating that you would like to revoke your proxy;

      - by signing a later-dated proxy card and delivering it to the corporate secretary of CIP(R) prior to the special meeting; or

      - by attending the special meeting and voting in person; however, your attendance alone will not revoke your proxy or change your vote.

Q: When do you expect to complete the merger?

A: We are working toward completing the merger as quickly as possible. We must first obtain the approval of CPA(R): 15 shareholders and CIP(R) shareholders at their respective special meetings. We hope to complete the merger on or about September 30, 2004; however, we cannot assure you as to when, or if, the merger will occur.

Q: Where can I find more information about the companies?

A: CIP(R) and CPA(R): 15 file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at www.sec.gov and, with respect to CPA(R): 15, at the Internet site CPA(R): 15 maintains at www.cpa15.com. Information regarding CIP(R) is also available at the Internet site CIP(R) maintains at www.careyinstitutional.com. Information contained on each company's web-site, other than the reports specifically incorporated by reference in the joint proxy statement/prospectus, does not constitute a part of the joint proxy statement/prospectus. You can also request copies of these documents from us. See "Where You Can Find More Information" on page 106 of the proxy statement.


Q Who can help answer my questions?

A: If you have more questions about the merger, or would like additional copies of the proxy statement/prospectus, you can contact the proxy solicitor hired by both companies:

      -     Georgeson Shareholder Communications, Inc.
            17 State Street
            New York, NY 10004
            Telephone: 1-888-999-9402

You can also contact:

      -     Carey Institutional Properties Incorporated
            Investor Relations Department
            50 Rockefeller Plaza
            New York, NY 10020
            Telephone: 1-800-WP CAREY
            Facsimile: 212-492-8922
            CIP@wpcarey.com

Vote YES For the Merger





How to Vote

YOU MAY:

      -     Vote in favor of the merger

            o     elect cash; or

            o     elect shares of CPA(R) :15

      -     Vote against the merger

BY TELEPHONE

Call toll-free 1-888-999-9402, 24 hours a day, seven days a week. There is no charge for this call; please have your proxy card in hand.

BY INTERNET

1.    Go to http://proxy.georgeson.com

2.    Please have your proxy card available.

3.    Follow the simple instructions.

BY MAIL

Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger.


If you have any questions or need assistance in completing your proxy card please call Georgeson Shareholder Communications, Inc., which has been retained to answer your questions. You can reach them at their toll-free number:
1-888-999-9402

YOUR VOTE IS IMPORTANT. PLEASE ACT PROMPTLY

W. P. Carey Logo

50 Rockefeller Plaza - New York, NY 10020 - 1-800-WP CAREY - CIP@wpcarey.com